Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated May 29, 2018 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2018, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Deutsche Small Cap Growth Fund.*

Effective on or about July 2, 2018, Deutsche Investment Management Americas Inc., the investment adviser for the Deutsche Small Cap Growth Fund, will be renamed DWS Investment Management Americas, Inc. In addition, the Deutsche Small Cap Growth Fund will be renamed DWS Small Cap Growth Fund. Accordingly, effective on or about July 2, 2018, all references in the Contract Prospectus and Contract Prospectus Summary to Deutsche Investment Management Americas Inc. will be deleted and replaced with DWS Investment Management Americas, Inc. and all references to the Deutsche Small Cap Growth Fund will be deleted and replaced with DWS Small Cap Growth Fund.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.**